SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about Petrobras’ situation

Rio de Janeiro, November 27 de 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, with regard to stories published today in the O Globo and Valor Econômico newspapers about the Company’s financial health, informs:

The 2008-2012 Business Plan calls for investments in the order of $112.4 billion (annual average of $22.5 billion), with an annual need to raise $4.0 billion in funds.

With an extensive project portfolio and excellent growth perspectives, Petrobras has increased its investments sharply. Through September, $20.2 billion were invested in the Petrobras system (results in compliance with the Brazilian legislation converted based on the average Dollar exchange rate in the period), a 32% surge (in Dollars) over a year ago.

In the course of its operating and financial activities, Petrobras always accesses the domestic and international capital and bank markets. The Company always analyzes all financing alternatives, always in search of the options that are most appropriate for the profile of its debt, both in costs and in terms.

Due to the current conditions in the international financial market and to the solidity of the National Financial System, Brazilian companies, including Petrobras, have been using the domestic market more often to supply their normal funding needs. Additionally, the evolution in the exchange rate allows for better conditions to raise funds in the internal market, and, thus, reduces the company’s exposure to debt in Dollars.

The record profits reached in 3Q08 and in the 9M08 were attained on account of the excellent operating results (increased oil and natural gas production, larger derivatives sales, and better prices). Through September, cash generation in its operating activities totaled R$34.7 billion, plus R$4.4 billion in net financing. A total of R$35.2 billion were used in investment activities and to pay R$6.2 billion in dividends, resulting in a negative net generation of R$2.3 billion and a cash flow of R$10.8 billion in late September. These amounts appear in the Company’s accounting statements filed with the Securities and Exchange Commission (CVM) and widely announced to the market.

However, a major portion of the net profit is a reflex of the more expensive dollar. In 3Q08, there was a financial profit of R$3.5 billion (exchange variations on exposed net equity), against a loss of R$1.2 billion in 2Q08. This did not represent, however, more cash generation for the Company.

In October, the Company had higher expenses with taxes and fees, having paid upwards of R$11.4 billion in the month. Part of these payments were for Income Tax and Social Contribution on Profit on account of the higher Net Profit calculated in 3Q08 and special participations calculated based on the peak oil price. The average Gross Sales in the first nine months of the year was R$17.3 billion.

It must be emphasized that the funds that has been raised are part of the normal course of the Company’s activities, which currently has low financial leverage levels, allowing for an increase in funding without affecting the optimal capital structure and the financability of its projects.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.